Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following summary of the capital stock of Hill International, Inc. (the “Company”) is not meant to be complete and is qualified by reference to the Company’s Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated herein by reference. The common stock of the company, par value $.00001 per share (the “Common Stock”), is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act, as amended.
Description of Common Stock
Our certificate of incorporation authorizes the issuance of 75,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.0001. As of February 29, 2020, there were 55,659,356 shares of Common Stock outstanding and no shares of preferred stock outstanding.
Common Stock
The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Our board of directors is divided into three classes, each of which will serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Subject to the rights and preferences of any preferred stock which may be outstanding in the future, the holders of our Common Stock are entitled to equal dividends and distributions per share with respect to the Common Stock when and if declared by our board of directors from funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preferences of any preferred stock then outstanding. All shares of Common Stock now outstanding are fully paid, validly issued and non-assessable. Holders of our Common Stock do not have any conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Common Stock.
Preferred Stock
Our certificate of incorporation authorizes the issuance of 1,000,000 shares of a “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. We may issue some or all of the preferred stock to effect a business combination or other acquisition transaction. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of the Company. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation. There are no shares of preferred stock outstanding and we do not currently intend to issue any preferred stock.
Anti-Takeover Provisions
Delaware Law
We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” during the three-year period after such stockholder becomes an “interested stockholder,” unless:

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Prior to such time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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On or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

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Any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	The affiliates and associates of any such person.

Certificate of Incorporation and Bylaws
Our amended and restated certificate of incorporation, or our certificate of incorporation, and amended and restated bylaws, or our bylaws, include provisions that:

•	Our board of directors is expressly authorized to make, alter or repeal our bylaws;

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Our board of directors is divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	Our board of directors is authorized to issue preferred stock without stockholder approval;

•	Our bylaws require advance notice for stockholder proposals and director nominations;

•	Our bylaws limit the removal of directors and the filling of director vacancies; and

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We will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.